                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
          OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
           OR 12(g) OF THE SECURITIES EXCHANGE OF 1934


                Integrated Food Resources, Inc.
          ---------------------------------------------
          Name of Small Business Issuer in Its Charter)

State of Nevada                                     93- 1255001
-------------------------------                     -------------------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification No.)

          6700 S.W. Sandburg Rd., Tigard, Oregon 97223
          ---------------------------------------------
            (Address of Principal Executive Offices)

                        (503) 598-4375
                   ------------------------
                   Issuers telephone number


Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                  Class A Voting Common Stock
                  ---------------------------
                       (Title of class)

                                  PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

HISTORY

     Integrated Food Resources, Inc., which we sometimes here refer to as the Company, was organized in the State of Oregon on September 12, 1966 under the name of The Oregon Trail Company. Our original business was the development of a family-oriented recreational theme park on the Oregon coast. In May 1968, our name was changed to Pixieland Corporation and the development of our theme park continued under our new name. The theme park opened in 1968 and closed in October 1978. At that time, we stopped all of our operations and we remained inactive until May 1989. At various times since then, we have changed our name to American Business Associates, Inc,; Cyberwin Corporation; and back to Pixieland Corporation. In October 1996, we changed our state of incorporation to Nevada.

     On September 25, 1997, we changed our name to Integrated Food Resources, Inc. On September 29, 1997, we signed a Share Exchange Agreement with Seabourne Ventures, Inc., an Oregon corporation whereby Seabourne became our wholly-owned subsidiary.

     On July 31, 1998, we signed an Asset Acquisition Agreement and Plan of Reorganization with Clipper Cubed Corporation, a Nevada corporation whereby we purchased all of the assets of Clipper Cubed in exchange for our common stock. As part of our agreement with Clipper Cubed, we formed an Oregon corporation as our wholly-owned subsidiary under the name "ClipperNet Corporation" and we transferred the assets we purchased from Clipper Cubed to ClipperNet Corporation. ClipperNet Corporation is now a wholly-owned subsidiary of the Company and Clipper Cubed has stopped doing business.

     As used in this Registration Statement, whenever we refer to ourselves or to the Company, we also mean to include Seabourne Ventures, Inc. and ClipperNet Corporation, if the context is appropriate.

BUSINESS AND OPERATING PLAN

     The Company is engaged in the business of procuring, processing, marketing and distributing private-label food products for large food retail chains in the United States and Canada, such as Kroger, Western Family Foods and Safeway. We obtain our products from affiliated and non-affiliated sources located throughout the world. We in turn supply these food products to our retail food chain clients under a relationship with an affiliated company name "International Trade Group, LLC", which we will refer to here as ITG. ITG was formed in 1992 as an independent, privately-held central buying consortium designed to coordinate and manage the international procurement needs of U.S. food retail chains. These food retailers find it more economical and efficient to entrust their private label food product procurement to ITG, who can, as the representative of the retailers as a collective group, negotiate advantageous supplier contracts throughout the world. ITG provides product sourcing, contract negotiations with suppliers, plant inspections, production quality control and customs and U.S. Food and Drug Administration clearance.

     In April 1998, the Company and the Republic of Guinea entered into three separate Project Development Agreements covering agricultural and aquacultural development. One of these agreements deals with the establishment of prawn, farms; another covers the development of a pineapple plantation and processing facility; and the third agreement covers the issuance of fishing permits in Guinea's territorial waters. On July 25, 1998, the Republic of Guinea transferred to the Company approximately 35,000 acres of prime coastal agricultural and aquaculture land for the purpose of implementing the previously described Project Development Agreements. The land is owned by the Company free of encumbrances and obligations. The development of the property will include construction of a tuna processing cannery, the management of a shrimp farming and processing operation and the development of tropical fruit plantations and rice farming. The Company intends to begin development of the property in 1999 and will fund the development through additional debt or equity financing. With such financing, we expect to create viable commercial farming operations to maximize the land use in phased-in farming projects.

    Seabourne Ventures, Inc. is in the business of harvesting, processing, marketing and distributing seafood products, principally canned tuna fish and tuna-related products. Seabourne will use proprietary harvesting techniques for catching tuna in the open seas and factory ships for initial processing of the tuna. The harvesting and processing system to be used will allow Seabourne to offer canned tuna that is superior in quality and priced below established brands. Seabourne is a source of tuna products for the Company. Since the canning plant in Mexico is not yet operational, ITG has entered into a Toll-Packing Agreement for Canned Tuna with Agroindustrias Rowen, S.A. of C.V. Ensenada, Mexico for its tuna products. The fishing permits issued to the Company by the Republic of Guinea will be used by Seabourne to fish for tuna in the territorial waters of the Republic of Guinea.

     ClipperNet Corporation provides high-speed wireless Internet access services to business and residential customers in Oregon's Williamette Valley. To provide this service, ClipperNet uses point-to-point microwave technology as an alternative to traditional Internet access. The microwave network technology used by ClipperNet can be installed quickly and efficiently in the service area. A small antenna installed on the roof of an office building or a home communicates with a small microwave transceiver which in turn is connected to a router which distributes incoming and outgoing data to and from individual workstations. The system is suited for video conferencing, Web hosting, Web browsing, e-mail and Internet faxing. ClipperNet will facilitate our development and implementation of electronic commerce projects related to the trading of food products.

     In November 1998, ClipperNet purchased all of the assets of Netbridge Internet Access Services, an Internet service provider located in Newport and Lincoln City, Oregon. The purchase price for the assets was $150,000. It was agreed that $60,000 of that purchase price would be satisfied by the issuance of 20,000 shares of the Company's common stock. In addition, the Company has guaranteed all of ClipperNets obligations to the seller in this transaction.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS.

     REVIEW OF OPERATING RESULTS

     SEABOURNE VENTURES, INC.

Our revenue for fiscal year 1997-1998 was derived mainly from Seabourne in its tuna processing and marketing operations. Seabourne entered into a toll packing agreement with Agroindustrias Rowen, S.A. de C.V. ("Rowen") of Ensenada, Mexico to process and can tuna fish for the U.S. marketplace. Essentially all of this production was sold to ITG and eventually to ITG's customer network of major U.S. food retailers (for example, The Kroger Company, Safeway, Western Family Foods, and Aldi). These sales produced $5,378,691 in gross revenue. Due to a limited supply of dolphin-safe raw material in Mexico, Seabourne was able to fulfill less than 20% of the total demand for canned tuna from the ITG members and other direct customers.

The Toll Packing Agreement calls for Seabourne to pay Rowen a fixed cost per case. Seabourne has provided the fresh frozen whole tuna through contracts with Mexican and U.S. tuna boat owners, and it supplied all direct manufacturing materials (cartons, cans, lids, labels, hydrolized protein and pallets). Seabourne hired a professional full-time, on-site staff to manage the plant's production, quality control, procurement and engineering functions. It invested $918,617 in new equipment and plant upgrades to meet U.S. Food and Drug Administration regulatory requirements.

Seabourne has a three year option to acquire 100% of the outstanding shares of Rowen's stock. Rowen currently operates under the bankruptcy protection of the Mexican law equivalent to Chapter 11 under the United States Bankruptcy Code. It is estimated that Seabourne will be able to settle with Rowen's creditors for a fraction of the outstanding debt, said settlement being made in cash or a combination of cash and stock. Rowen was recently appraised by a qualified independent appraiser at $7 million. We intend to exercise the option on the share acquisition once the funding is completed and Seabourne has access to a dependable supply of raw material from its own fishing fleet and/or independent sources.

CLIPPERNET CORPORATION, INC.

In July 1998, we acquired the assets and liabilities of Clipper Cubed Corporation under a Share Exchange Agreement. The assets and liabilities were transferred to a new company called ClipperNet Corporation which is a wholly-owned subsidiary of the Company.

For our fiscal quarter ended October 31, 1999, ClipperNet Corporation had net revenues of $163,021 and net loss of $ 40,415. A significant portion of the loss is attributed to additional staffing to meet the requirements of the new Portland, Newport and Albany, Oregon business sites. Sales are expected to grow at a very rapid pace during the next year through domestic and global expansion of ClipperNet's existing network, licensing agreements, acquisition of other Internet access companies and new product introductions. In November, 1998, ClipperNet completed its first acquisition of an Internet access company called Netbridge. Similar acquisitions are anticipated for 1999.

CAPITAL NEEDS AND FUTURE REQUIREMENTS

CAPITAL-INTENSIVE PROJECTS

During fiscal year 1998-1999, we plan to expand our food processing operations in different parts of the world. The following major projects and their capitalization will be undertaken:

- Two modernized tuna processing facilities (Mexico, Indonesia and/or Thailand). Total projected investment will approximate $30 million in 1999. Plant acquisition is expected to be in the form of cash and stock. Equipment will be financed through leases, equipment loans and outright purchase.

- Six new combination fishing/factory ships with an approximate cost of $180 million. Construction deposits and related expenses for 1999 will amount to a maximum of $40 million. The balance will be due in the year 2000 when the ships are delivered. We expect to finance 80% of this asset through asset-backed loans. The balance will be financed through cash, ship building subsidies, grants and clean irrevocable bank instruments of guarantee. The shipyard will be expected to post a $180 million completion bond to permit it to finance this project and to obtain a take-out guarantee for the portion of cash contributed by the Company and its asset-backed lender.

- Twelve new bait boats for an estimated cost of $24 million. Construction deposits and related expenses for 1999 will amount to a maximum of $10 million. The balance will be due in the year 2000 when the ships are delivered. We expect to finance 70% of this asset through asset-backed loans. The balance will be financed through cash and clean irrevocable bank instruments of guarantee.

- Sakoba Shrimp farm at an estimated cost of $30 million + $10 million for land development in Guinea. Asset-backed loans are available to finance a significant percentage of the capital cost related to these projects.

- Acquisitions and new project development are budgeted $60 million. These will be financed through a combination of cash, asset-backed loans and stock.

We anticipate to complete a $15 million senior secured working capital loan funding before the end of 1998. This funding will be used to finance our activities and food operations in 1999. We are also negotiating a $400 million private offering with a major New York investment banking firm. The offering is expected to be completed in the second quarter of 1999.

ITEM 3.  DESCRIPTION OF PROPERTY

     We occupy approximately 700 square feet of office space in the Western Family Foods Building at 6700 S. W. Sandburg Rd., Tigard, Oregon 97223, where Seabourne also conducts its business. ClipperNet Corporation rents approximately 1800 square feet of office space at 2295 Coburg Rd., Suite 105, Eugene, Oregon. ClipperNet's network operations center occupies 400 square feet of leased office space at 2300 Oakmont Way, Eugene, Oregon.

     We also own approximately 35,000 acres of coastal land in the Republic of Guinea which is located on the west coast of Africa. We intend to use that land and its buildings and other improvements to develop and operate a tuna processing plant and a shrimp farm and to produce and process tropical fruits.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

     This table describes the current ownership of the Company's outstanding Common Stock by (i) each of our officers and directors; (ii) each person who is known by us to own more than 5% of the Company's outstanding Common Stock; and
(iii) all of our officers and directors as a group:

                                                         Amount and
                   Name and Address of              Nature of Beneficial     Percent of
Title of Class      Beneficial Owner                       Owner               Class
--------------     --------------------             --------------------     ----------
Common Stock       Alain de la Motte                      2,642,708              18.0%
                   6700 SW Sandburg Rd.
                   Tigard, OR 97223

Common Stock       Brian E. Bittke                          583,020               3.6%
                   6700 SW Sandburg Rd.
                   Tigard, OR 97223

Common Stock       James McKenzie                           595,000               3.6%
                   9615 SW Allen Blvd.
                   Portland, OR 97005

Common Stock       Hugh Latif                                38,000                *
                   135 Park Ave.
                   Toronto, Ontario, Canada
                   M2N 1W7

Common Stock       Alan Resnik                               75,000                *
                   1016 SW Davenport St.
                   Portland, OR 97201

Common Stock       International Trade Group, LLC (i)     3,997,368              25.0%
                   6700 SW Sandburg Rd.
                   Tigard, OR 97223

Common Stock       Harold Kvalo                           1,623,200              10.0%
                   2334 West Plymouth St.
                   Seattle, WA 98119

All officers and Directors
as a group (5 persons)                                    3,933,728              24.0%

-------------
   *   refers to less than one percent

   (i) International Trade Group, LLC is an Oregon limited liability company organized in March 1994. Alain de la Motte is a member of this limited liability company and directly and indirectly owns an 80% interest in it. Brian Bittke is also a member of the limited liability company and owns a 10% interest. The remaining 10% is owned by Sower Ministries, a tax-exempt religious organization with which Mr. de la Motte is affiliated.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

     This table describes our current directors and executive officers:

   Name                  Age      Title
   ----                  ---      -----
   Alain de la Motte      48      President, Chief Executive
                                  Officer and Director
   Brian E. Bittke        60      Executive Vice President and
                                  Director
   James McKenzie         55      Secretary and Director
   Hugh Latif             46      Director
   Alan J. Resnik         53      Director

     Alain de la Motte has been our Chief Executive Officer and Chairman of the Board of Directors since the inception of the Company. Mr. de la Motte is also Chief Executive Officer of International Trade Group, LLC ("ITG") which is involved in world-wide sourcing and procuring of food products for the largest grocery chains in the United States. ITG is a shareholder in the Company. Prior to ITG, Mr. de la Motte served as founder, President and chairman of TRADE, Inc., which amassed a proprietary database of all U.S. imports. Mr. de la Motte was educated at L'Ecole Nationale de Commerce in Paris and is fluent in English and French.

     Brian E. Bittke has been Executive Vice President and a Director of the Company since its inception. Since December 1993, Mr. Bittke has been Executive Vice President of Sales and Marketing for ITG. Before joining ITG, Mr, Bittke was President and Chief Operating Officer for Continental Companies, a private label frozen food procurement company. He has also been an Executive Vice President of Western Family Foods and President of Shurfine Central Corporation. Mr. Bittke was educated at the University of Southern California in marketing.

     James McKenzie has been our corporate secretary and a director since the Company began operations. Mr. McKenzie is the President of CUI Stack, Inc., a joint venture with Stack Electronics of Japan, which is involved in the distribution of electronic components in the United States. Mr. McKenzie earned a Masters of Business Administration in finance from the University of Chicago.

     Hugh Latif has been a director since the inception of the Company. Since 1996, Mr. Latif has been President of Hugh Latif & Associates, a management consulting firm. From 1992 to 1996, he was managing director of A.C. Nielsen Co. of Canada Ltd, a marketing research firm. Mr. Latif has also served as General Manager of Dunn & Bradstreet France and Dun & Bradstreet Brazil. Mr. Latif holds a BA in economics from Cairo University in Egypt.

     Alan J. Resnik has been a director since the inception of the Company. Mr. Resnik is currently a professor at Portland State University and since 1978, has been the President of Market Insights, Inc., a consulting firm.
From 1994 to 1995, Mr. Resnik was Executive Vice President of Widmer Brewing Co., Portland, Oregon. From 1995-1996, Mr. Resnik was Senior Vice President of Gentle Dental, a dental services company in Portland, Oregon. From 1992 to 1996, he was a director of Gentle Dental. Mr. Resnik received a BS degree in economics from the Wharton School of the University of Pennsylvania, a Masters of Business Administration from Tulane University and his Ph.D. from Arizona State University. He is a professor of marketing in the School of Business Administration, Portland State University.

     Our directors serve in their positions until the next annual meeting of stockholders or until the director's successors have been elected and qualified. Our executive officers are appointed by our Board of Directors and serve at the discretion of the Board.

ITEM 6.  EXECUTIVE COMPENSATION

     We have not paid any compensation to our executive officers since we began our current business. We will enter into employment agreements with each of our executive officers and begin paying appropriate salaries and other compensation when we determine that we can afford to pay such salaries and compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 1, 1997, our wholly-owned subsidiary, Seabourne Ventures, Inc. purchased certain assets from International Trade Group, LLC for $1,765,000. These assets consisted of certain office equipment and accounts receivable, including cash. Seabourne also assumed the obligation on two leases for solid pack tuna canning machines which International Trade Group, LLC was leasing from an unrelated party. Seabourne gave International Trade Group, LLC a subordinated unsecured convertible promissory note for $1,765,000 as payment for the assets. The note is payable on December 31, 1998.

     On July 1, 1997, ITG Finance, LLC, a subsidiary of International Trade Group, LLC, loaned $2,500,000 to Seabourne for working capital purposes. Seabourne gave ITG Finance, LLC a subordinated unsecured convertible promissory note for the amount of the loan. The note is payable on December 31, 1998.

     On July 15, 1998, International Trade Group, LLC loaned $9,000 to Clipper Cubed Corporation. The obligation was assumed by Integrated Food Resources, Inc. as part of the Asset Acquisition Agreement and Plan of Reorganization with Clipper Cubed. The obligation was subsequently assumed by our wholly-owned subsidiary, ClipperNet Corporation, as part of the capitalization of ClipperNet. This obligation is payable on July 15, 1999.

     During our fiscal year ending July 31, 1998, Seabourne Ventures, Inc.
sold processed tuna and tuna-related products to International Trade Group, LLC in the amount of $ 5,378,691.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     We are authorized to issue 50,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock. At this time, we have 16,084,643 shares of Class A Common Stock issued and outstanding. There are no shares of Class B Common Stock issued and outstanding. Each share of Class A Common Stock entitles the shareholder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive dividends as may be declared by the Board of Directors; and, (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Our Common Stock is not subject to redemption and carries no rights to purchase other securities of the Company. Our Common Stock is non-assessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our Common Stock has been thinly traded in the over-the-counter market and prices for the Common Stock are published on the OTC Bulletin Board under the symbol "IFGR". This market is extremely limited and the prices for our Common Stock quoted by brokers is not a reliable indication of the value of the Common Stock. The following is the range of high and low bid prices for our Common Stock since trading began in January 1998.

   Quarter Ending                 High                  Low
   --------------                 ----                  ---
   April 30, 1998                 $2.00                 $2.00
   July 31, 1998                  $3.00                 $1.125

     These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual purchases and sales by investors.

     We have never paid cash dividends on our Common Stock; however, we may pay dividends in the future if our earnings justify it.

     As of November 24, 1998, we have approximately 4,100 shareholders of the Company's common stock.

ITEM 2.   LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Our original accountant was J. Paul Kenote, P.C., Portland, Oregon.
After the effective date of the Share Exchange Agreement between the Company and Seabourne Ventures, Inc. MossAdams LLP, Portland, Oregon became our accountants. We had no disagreements with J. Paul Kenote, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On July 31, 1998, we issued 1,183,432 shares of our Class A Common Stock to Clipper Cubed Corporation under the terms of the Asset Acquisition Agreement and Plan of Reorganization. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     Effective June 3, 1998, we issued 11,736 shares of our Class A Common Stock in conversion of our outstanding Series A Preferred Stock.

     In January 1998, we issued 30,000 shares of our Class A Common Stock to Grady and Hatch & Company, Inc. as compensation for services rendered under a Consulting Agreement dated August 4, 1997.

     Effective September 29, 1997, we issued 10,523,620 shares of our Class
A Common Stock to the shareholders of Seabourne Ventures, Inc. under the terms of the Share Exchange Agreement. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     On September 15, 1996, under our previous name of Cyberwin, Inc., we sold 4,000,000 shares of our Class A common stock to five purchasers for $50,000. The offering was conducted under Regulation D Rule 504 of the Securities Act of 1933.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company is permitted under the Nevada Revised Statutes to indemnify any person named as a party to a legal proceeding because they are, or were, a director, officer, employee or agent of the Company. The indemnification covers expenses, judgments, fines and amounts paid by the director, officer, employee or agent in any settlement of the legal proceeding if they acted in good faith and in a manner which they reasonably believed to be in the best interest of the Company and they had no reason to believe their conduct was unlawful.

     The Company is required to indemnify a director, officer, employee or agent of the Company who is successful in the defense of any legal proceeding in which they are named as a party because they are, or were a director, officer, employee or agent of the Company. The indemnification covers expenses incurred by them in connection with the defense.

     The Company's Articles of Incorporation eliminate the personal liability of our directors, officers and stockholders for damages for breach of fiduciary duty; however, the liability of a director or officer is not eliminated for (a) actions or inactions which involve intentional misconduct, fraud or a knowing violation of law, or for (b) the payment of distributions to stockholders in violation of the applicable Nevada law.

     The Company may make arrangements to pay the expenses of officers and directors which are incurred in defending a civil or criminal proceeding, either as the expenses are incurred and in advance of the final outcome of the legal proceeding. If the Company pays these expenses, the director or officer must agree to repay the amount if it is determined by the court that they are not entitled to be indemnified by the Company.

     Nevada law also permits the Company to buy and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company to cover any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, whether or not the Company has the authority to indemnify them against such liability and expenses.

                                  PART F/S

     Attached hereto are the following financial statements:

     (1)   Independent Auditor's Report of MossAdams LLP

     (2) Balance Sheet, Statement of Operations and Accumulated Deficit Statement of Changes in Shareholder's Equity, Statement of Cash Flows, and Notes to Consolidated Financial Statements for Integrated Food Resources, Inc. for the year ended July 31, 1998.

     (3) [BALANCE SHEET AND STATEMENT OF OPERATIONS FOR INTEGRATED FOOD RESOURCES, INC. FOR THE THREE MONTHS ENDED OCTOBER 31, 1998 WILL BE FILED BY AMENDMENT]

                                   PART III

ITEM 1      Index to Exhibits

Exhibit
Number   Description
-------  -----------
3.1      Articles of Incorporation of Integrated Food Resources, Inc.
         and Amendments thereto.

3.2      Articles of Incorporation of Seabourne Ventures, Inc.

3.3      Articles of Incorporation of ClipperNet Corporation.

3.4      Bylaws of Integrated Food Resources, Inc.

3.5      Bylaws of Seabourne Ventures, Inc.

3.6      Bylaws of ClipperNet Corporation

4        Specimen Stock Certificate of Integrated Food Resources, Inc.

10.1     Asset Acquisition Agreement dated July 1,1997 between
         International Trade Group, LLC and Seabourne Ventures, Inc.

                                    -11-

10.2     Share Exchange Agreement dated September 29, 1997 between
         Pixieland Corporation and Seabourne Ventures, Inc.

10.3 Project Development Agreements each dated April 15, 1998 between Integrated Food Resources, Inc. and L'Agence Autonome d'Assistance Integree aux Enterprises, an official agency of the Republic of Guinea.

10.4     Asset Acquisition Agreement and Plan of Reorganization dated
         July 31, 1998 between Integrated Food Resources, Inc. and Clipper
         Cubed Corporation.

10.5     Asset Purchase Agreement and Security Agreement dated November 6,
         1998 between ClipperNet Corporation and Netbridge Internet Access
         Services.

21      Subsidiaries of Integrated Food Resources, Inc.

27      Financial Data Schedule

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Integrated Food Resources, Inc.

Date: November 25, 1998                By /s/ Alain de la Motte
                                          ------------------------------
                                          Alain de la Motte, President

                         INTEGRATED FOOD RESOURCES, INC.

                                   ---------

                          INDEPENDENT AUDITOR'S REPORT
                                      AND
                       CONSOLIDATED FINANCIAL STATEMENTS

                                   ---------

                                 JULY 31, 1998

CONTENTS
-------------------------------------------------------------------------------


                                                                         PAGE

INDEPENDENT AUDITOR'S REPORT                                               1

CONSOLIDATED FINANCIAL STATEMENTS

    Balance sheet                                                        2 - 3
    Statement of operations and accumulated deficit                        4
    Statement of changes in stockholders' equity                           5
    Statement of cash flows                                                6
    Notes to consolidated financial statements                           7 - 17


                                    ---------

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Integrated Food Resources, Inc.

We have audited the accompanying consolidated balance sheet of Integrated Food Resources, Inc., as of July 31, 1998, and the related consolidated statements of operations and accumulated deficit, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Food Resources, Inc., as of July 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Portland, Oregon
October 2, 1998

INTEGRATED FOOD RESOURCES, INC.
CONSOLIDATED BALANCE SHEET
JULY 31, 1998
-------------------------------------------------------------------------------


                                     ASSETS
CURRENT ASSETS
     Cash                                     $    215,097
     Receivables:
        Trade                                       63,458
        Related-party                              520,324
        Employees                                    8,421
     Inventory                                     223,883
     Prepaid expenses                                9,782
                                              ------------
                Total current assets             1,040,965
                                              ------------


PLANT AND EQUIPMENT
     Tuna packing plant                            918,617
     Equipment                                     296,051
     Accumulated depreciation                      (36,757)
                                              ------------
                                                 1,177,911
                                              ------------


LAND HELD FOR FUTURE DEVELOPMENT                74,498,400

GOODWILL                                         4,411,434

OTHER ASSETS                                        19,496

                                              ------------
                Total assets                  $ 81,148,206
                                              ------------
                                              ------------


2
-------------------------------------------------------------------------------

                                                INTEGRATED FOOD RESOURCES, INC.
                                                     CONSOLIDATED BALANCE SHEET
                                                                  JULY 31, 1998
-------------------------------------------------------------------------------


                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                                                $    254,657
     Accrued liabilities                                                                   33,453
     Related-party notes payable                                                        4,261,500
     Current portion of long-term debt                                                    113,800
     Current portion of capital lease obligation                                            6,425
                                                                                     ------------
                Total current liabilities                                               4,669,835
                                                                                     ------------
LONG-TERM LIABILITIES
     Long-term debt, net of current portion                                               407,507
     Long-term capital lease obligation                                                     8,032
                                                                                     ------------
                Total long-term liabilities                                               415,539
                                                                                     ------------

DEFERRED INCOME TAX LIABILITY                                                          25,329,456

COMMITMENTS AND CONTINGENCIES (Notes 7 and 12)

STOCKHOLDERS' EQUITY
     Preferred stock, $.001 par value, 10,000,000 shares authorized,
        799 issued and outstanding                                                              1
     Class A common stock, $.001 par value, 50,000,000 shares authorized,
        16,084,643 issued and outstanding                                                  16,079
     Class B common stock, $.001 par value, 50,000,000 shares authorized,
        none issued and outstanding                                                             -
     Additional paid-in capital                                                         4,054,084
     Contributed capital - land grant from foreign government, net of taxes            49,168,944
     Accumulated deficit                                                               (2,505,732)
                                                                                     ------------
                Total stockholders' equity                                             50,733,376
                                                                                     ------------

                Total liabilities and stockholders' equity                           $ 81,148,206
                                                                                     ------------
                                                                                     ------------

See independent auditor's report and accompanying notes.                      3
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED JULY 31, 1998
-------------------------------------------------------------------------------


NET SALES                                       $ 5,378,691
COST OF SALES                                     5,938,232
                                                -----------
            Gross loss                             (559,541)

SELLING, GENERAL, AND ADMINISTRATIVE
        EXPENSES

     Administrative and consulting               (1,118,832)
     Other selling and general                     (415,678)
                                                -----------
            Operating loss                       (2,094,051)
                                                -----------
OTHER EXPENSES
     Depreciation and amortization                  (36,757)
     Interest                                      (321,030)
                                                -----------
            Total other expenses                   (357,787)
                                                -----------
NET LOSS                                         (2,451,838)

ACCUMULATED DEFICIT, beginning of year              (53,894)
                                                -----------
ACCUMULATED DEFICIT, end of year                $(2,505,732)
                                                -----------
                                                -----------
Primary loss per share                          $     (0.15)
                                                -----------
                                                -----------
Diluted loss per share                          $     (0.15)
                                                -----------
                                                -----------

4                      See independent auditor's report and accompanying notes.
-------------------------------------------------------------------------------

                                                INTEGRATED FOOD RESOURCES, INC.
                      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                               FOR THE YEAR ENDED JULY 31, 1998
-------------------------------------------------------------------------------


                                               COMMON STOCK                   PREFERRED STOCK
                                       --------------------------         -----------------------
                                         SHARES           AMOUNT           SHARES         AMOUNT
                                       ----------        --------         --------       --------
BALANCE, July 31, 1997                  4,335,855        $ 4,336            6,667         $    7

Issuance of shares to
     Seabourne Ventures, Inc.          10,523,620         10,524                -              -

Issuance of common stock
     for professional services             30,000             30                -              -

Issuance of common stock
     for acquisition of Clipper
     Cubed Corporation                  1,183,432          1,183                -              -

Conversion of preferred
     stock to common stock                 11,736              6           (5,868)            (6)

Land grant from foreign
     government, net of taxes                   -              -                -              -

Net loss                                        -              -                -              -
                                       ----------        -------           ------         ------
BALANCE, July 31, 1998                 16,084,643        $16,079              799         $    1
                                       ----------        -------           ------         ------
                                       ----------        -------           ------         ------

                                       ADDITIONAL                                               TOTAL
                                        PAID-IN           ACCUMULATED       CONTRIBUTED      STOCKHOLDERS'
                                        CAPITAL             DEFICIT           CAPITAL           EQUITY
                                       ----------        ------------       -----------      -------------
BALANCE, July 31, 1997                 $   65,791         $  (53,894)       $         -      $    16,240

Issuance of shares to
     Seabourne Ventures, Inc.             (10,524)                 -                  -                -

Issuance of common stock
     for professional services                  -                  -                  -               30

Issuance of common stock
     for acquisition of Clipper
     Cubed Corporation                  3,998,817                  -                  -        4,000,000

Conversion of preferred
     stock to common stock                      -                  -                  -                -

Land grant from foreign
     government, net of taxes                   -                  -         49,168,944       49,168,944

Net loss                                        -         (2,451,838)                 -       (2,451,838)
                                       ----------        -----------        -----------       ----------
BALANCE, July 31, 1998                 $4,054,084        $(2,505,732)       $49,168,944       50,733,376
                                       ----------        -----------        -----------       ----------
                                       ----------        -----------        -----------       ----------

See independent auditor's report and accompanying notes.                      5
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 1998
-------------------------------------------------------------------------------

CASH FLOWS RELATED TO OPERATING ACTIVITIES
     Net loss                                                                      $ (2,451,838)
     Adjustments to reconcile net loss to cash from operating activities:
        Depreciation and amortization                                                    36,757
        Increase in:
            Receivables                                                                (530,004)
            Inventories                                                                (223,883)
            Prepaid expenses                                                             (9,782)
            Other assets                                                                 14,931
            Accounts payable                                                            216,062
            Accrued liabilities                                                          12,560
                                                                                    -----------
                Net cash from operating activities                                   (2,935,197)
                                                                                    -----------

CASH FLOWS RELATED TO INVESTING ACTIVITIES
     Purchase of equipment                                                             (187,348)
     Tuna packing plant costs                                                          (918,617)
                                                                                    -----------
                Net cash from investing activities                                   (1,105,965)
                                                                                    -----------

CASH FLOWS RELATED TO FINANCING ACTIVITIES
     Issuance of common stock                                                                30
     Proceeds from long-term borrowings                                                     799
     Proceeds from related-party notes payable                                        5,059,500
     Repayment of related-party notes payable                                          (798,000)
     Repayment of capital lease obligation                                               (6,070)
                                                                                    -----------
                Net cash from financing activities                                    4,256,259
                                                                                    -----------
NET INCREASE IN CASH                                                                    215,097

CASH, beginning of period                                                                     -

                                                                                    -----------
CASH, end of period                                                                 $   215,097
                                                                                    -----------
                                                                                    -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Interest paid                                                                  $   321,030
                                                                                    -----------
                                                                                    -----------

SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS
     Land held for future development                                               $74,498,400
                                                                                    -----------
                                                                                    -----------
     Purchase of Clipper Cubed Corporation's assets for 1,183,432 shares
        of common stock                                                             $ 4,061,434
                                                                                    -----------
                                                                                    -----------


6                      See independent auditor's report and accompanying notes.
-------------------------------------------------------------------------------

                                                INTEGRATED FOOD RESOURCES, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                  JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 1    -  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
                ACCOUNTING POLICIES

        ORGANIZATION - Integrated Food Resources, Inc. (the Company) is a Nevada corporation, headquartered in Tigard, Oregon. It is engaged in food processing for private label companies in the food service industry through its wholly-owned subsidiary, Seabourne Ventures, Inc. (Seabourne), and in providing wireless Internet access services through its wholly-owned subsidiary, ClipperNet Corporation (ClipperNet). Substantially all of Seabourne's operations for the year ended July 31, 1998, were derived from a tuna processing plant located in Ensenada, Mexico (see Note 7). ClipperNet, based in Eugene, Oregon and acquired by the Company in July 1998, has provided wireless Internet access services since its inception in 1997 to customers located in Oregon's Willamette Valley. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

        In July 1997, Seabourne Ventures, Inc., a newly organized company, completed a Share Exchange Agreement with Pixieland Corporation, a Nevada corporation and nonreporting public entity, pursuant to which Seabourne exchanged 10,523,620 shares of its common stock (representing 70.82% of then issued and outstanding common stock) for an equal number of Pixieland common shares. Shortly thereafter, Pixieland changed its name to Integrated Food Resources, Inc., and completed a Share Exchange Agreement with Seabourne which then became a wholly-owned subsidiary of the Company.

        On July 28, 1998, the Company acquired the assets and assumed the liabilities of Clipper Cubed Corporation, a provider of wireless Internet access services (see Note 4). All operations of the acquired business are currently provided through the Company's wholly-owned subsidiary, ClipperNet Corporation.

        SALES AND ACCOUNTS RECEIVABLE - As of July 31, 1998, and for the year then ended, one customer, International Trade Group, LLC (a related-party as explained in Note 7), accounted for approximately 99% of accounts receivable and 97% of sales.

        INVENTORIES - Inventories consist of frozen tuna, canned tuna, and packaging materials. Inventories are valued at the lower of cost or market by the first-in, first-out (FIFO) method.

        PLANT AND EQUIPMENT - Plant and equipment are stated at cost. Depreciation on plant and equipment is computed by the straight-line method over estimated useful lives ranging from five to seven years. Expenditures for normal maintenance and repairs are charged to operations as incurred.

                                                                              7
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 1    -  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
               ACCOUNTING POLICIES - (continued)

        GOODWILL - Goodwill is amortized by the straight-line method over a 15-year period.

        INCOME TAXES - The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

        EARNINGS (LOSS) PER SHARE - Primary earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. There is no difference between primary and diluted loss per share.

        CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of short-term, highly liquid investments with maturities of 90 days or less.

        USE OF ESTIMATES - Preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

        RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998 and October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Statement of Financial Accounting Standards No. 134 "Accounting for Mortgaged-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," respectively. Both statements, when they become effective, are expected to have no effect on the consolidated financial statements of the Company.


NOTE 2    - INVENTORIES

        Inventories consisted of the following at July 31, 1998:


          Finished goods                                $115,925
          Raw material                                       860
          Packaging material                             107,098
                                                        --------
                                                        $223,883
                                                        --------
                                                        --------

8
-------------------------------------------------------------------------------

                                                INTEGRATED FOOD RESOURCES, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                  JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 3    -  LONG-TERM LIABILITIES


          Long-term debt consisted of the following at July 31, 1998:

              Unsecured note payable to International Trade Group,
                  LLC, a related-party, payable in full including
                  interest of 10%, on December 31, 1998                                  $1,765,000

              Unsecured note payable to ITG Finance, LLC, a
                  related-party, payable in full including interest
                  at 10.5%, on December 31, 1998                                          2,487,500

              Notepayable to Pacific Continental Bank, secured by inventory, chattle paper, accounts, equipment, and general intangibles, payable in full including interest of 11% per annum, on
                  September 16, 1998                                                        100,000

              Unsecured note payable to Business Systems Group, payable in monthly installments of $1,500, including interest at 8%
                  amortizing over 30 years, payable on  July 28, 2008                       350,000

              Unsecured note payable to International Trade Group, LLC, a related-party, payable in full including interest
                  of 6% per annum, on July 15, 1999                                           9,000

              Other unsecured notes of which $13,800 is payable on October 7,
                  1998, including interest at 8% and $57,707 is payable in full
                  on December 8, 2002, including interest at 8%                              71,307
                                                                                         ----------
                                                                                          4,782,807
              Less current portion                                                        4,375,300
                                                                                         ----------
              Long-term debt, net of current portion                                     $  407,507
                                                                                         ----------
                                                                                         ----------


                                                                              9
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------


NOTE 3    -  LONG-TERM LIABILITIES - (continued)

        The aggregate maturities of long-term debt are as follows:


         YEARS ENDING JULY 31,
         ---------------------
                1999                                           $4,375,300
                2000                                                    -
                2001                                                    -
                2002                                               57,507
             Thereafter                                           350,000
                                                               ----------
                                                               $4,782,807
                                                               ----------
                                                               ----------

NOTE 4    -  ACQUISITION OF CLIPPER CUBED CORPORATION

        On July 28, 1998, the Company purchased certain assets and assumed liabilities from Clipper Cubed Corporation for $4 million. The purchase price was comprised of 1,183,432 shares of the Company's common stock valued at $3.38 per share in exchange for the net liabilities assumed from Clipper Cubed Corporation. The Company placed the acquired assets and assumed liabilities into a newly formed subsidiary, ClipperNet Corporation. The acquisition was accounted for as a purchase and resulted in the recognition of goodwill which will be amortized to expense over 15 years. The assets purchased and liabilities assumed are as follows:

          Accounts receivable                                            $    62,199
          Equipment                                                          108,703
          Goodwill                                                           350,000
          Other assets                                                        18,186
          Accounts payable                                                   (38,595)
          Accrued liabilities                                                (20,893)
          Notes payable                                                     (520,507)
          Capital lease obligation                                           (20,527)
                                                                         -----------
          Net liabilities assumed in excess of assets purchased               61,434
          Purchase price                                                   4,000,000
                                                                         -----------
          Goodwill                                                       $ 4,061,434
                                                                         -----------
                                                                         -----------

10
-------------------------------------------------------------------------------

                                                INTEGRATED FOOD RESOURCES, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                  JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 4     -  ACQUISITION OF CLIPPER CUBED CORPORATION - (continued)

        The accompanying income statement does not include the results of operations of ClipperNet as the results of its operations for the three days from the date of acquisition to July 31, 1998, were not significant. The pro forma effects for the year ended July 31, 1998, had ClipperNet's operations been combined with those of the Company would have been as follows:


          Net loss
              Integrated Food Resources, Inc.          $(2,451,808)
              ClipperNet                                   (61,434)
                                                       ------------
          Combined net loss                            $(2,513,242)
                                                       ------------
                                                       ------------


NOTE 5    -  INCOME TAXES

        Deferred income taxes are recognized for all significant temporary differences between tax and financial statement bases of assets and liabilities. The classification of the resulting deferred tax assets and liabilities is based upon the classification of the related balance sheet asset or liability.

        Deferred tax assets result principally from the Company's net operating loss carryforward. The net operating loss carryforward of approximately $830,000 for both federal and state income tax purposes will expire in 2013 unless utilized in earlier years. The Company's ability to utilize these net operating losses could be severely limited under Section 382 of the Internal Revenue Code of 1986 if significant ownership changes occur in the future. In addition, this limitation could result in the expiration of the net operating losses prior to their utilization. A valuation allowance is provided at July 31, 1998, since it is uncertain if the Company will be able to utilize loss carryforwards and other deferred tax assets in future periods.

        A deferred tax liability has been recognized to reflect the tax effect of the land grant from the Republic of Guinea (see Note 9). The liability, which has been recorded as long-term, will become payable at such time as the Company sells the related property.

        As described in Note 1, the Company completed a Share Exchange Agreement with Pixieland Corporation in July 1997. The share exchange transaction resulted in the Company assuming all of the tax attributes of Pixieland's assets and liabilities and all

                                                                             11
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 5    -  INCOME TAXES - (continued)

        actual or contingent tax liabilities previously incurred by Pixieland. Management believes the tax effect of the share exchange transaction was not significant and was immaterial to the consolidated financial statements. However, as complete taxpayer records for Pixieland Corporation are not available, it is uncertain if any liability to local, state, or federal taxing authority exists.

        Long-term deferred tax assets and liabilities as of July 31, 1998, consisted of the following;

          Deferred tax assets
              Net operating loss carryforward           $   830,000
              Valuation allowance                          (830,000)
                                                        -----------
              Net long-term deferred tax asset          $         -
                                                        -----------
                                                        -----------

          Deferred tax liabilities
              Liability related to foreign land grant   $25,329,456
                                                        -----------
                                                        -----------

NOTE 6    -  PREFERRED STOCK RIGHTS AND PRIVILEGES

        All holders of the Company's preferred stock have voting and dividend rights equal to those of all common stockholders. In addition, preferred shareholders enjoy liquidation preferences superior to existing common shareholders and have rights to convert their holdings into common stock. Preferred shares may be voluntarily exchanged for common stock at a current rate of $2 per share, which is subject to adjustment for changes in the Company's capitalization. Mandatory conversion of preferred shares to common stock will occur upon the earlier of a 30-day written notice from the Company or immediately prior to the closing of a public offering by the Company.

12
-------------------------------------------------------------------------------

                                                INTEGRATED FOOD RESOURCES, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                  JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 7    -  RELATED-PARTY TRANSACTIONS

        As of July 31, 1998, and for the year then ended, the Company had the following transactions with International Trade Group, LLC and ITG Finance, LLC, which are related parties:

          Deferred tax liabilities
              Liability related to foreign land grant          $25,329,456
                                                               -----------
                                                               -----------

NOTE 6

        InternationalTrade Group, LLC, a corporation controlled by the Company's Chairman and Chief Executive, purchases substantially all of the Company's tuna production for resale to its alliance of large U.S. food retailers and private label distributors. ITG Finance, LLC, also controlled by the Company's Chairman and Chief Executive, provides short-term financing for the Company's tuna packing operations.


NOTE 8    -  LEASE AND LEASE COMMITMENTS

        The Company rents certain office facilities and vehicles under operating leases. The Company also assumed a capital lease for equipment with the acquisition of ClipperNet Cubed Corporation. Minimum lease payments for all noncancellable operating leases and the capital lease for the following five years, are as follows:

        Accounts receivable due from International Trade Group, LLC      $  520,324
        Notes payable (see Note 3)                                       $4,261,500

NOTE 8

                                                              CAPITAL        OPERATING
             YEARS ENDING JULY 31,                             LEASE           LEASES
             ---------------------                          ----------      -----------
                    1999                                    $    9,123      $    95,411
                    2000                                         9,123           95,411
                    2001                                         2,281           81,736
                    2002                                             -           17,299
                                                            ----------      -----------
             Total minimum lease payments                       20,527       $  289,857
             Less amount representing interest                   6,070      -----------
                                                            ----------      -----------

                                                                             13
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 8    -  LEASE AND LEASE COMMITMENTS - (continued)

        Total rental expense incurred on all operating leases for the year ended July 31, 1998, was $33,637.


NOTE 9    -  PURCHASE OF MEXICAN TUNA PACKING PLANT

        The Company's subsidiary, Seabourne, has entered into an agreement to purchase all of the outstanding stock of Agroindustrias Rowen S.A. (Rowen), a Company that operates a tuna processing facility in Ensenada, Mexico. Management expects the tuna processing facility, which is currently in bankruptcy, will be acquired in late 1998 or 1999 once conditions of bankruptcy and terms of the purchase agreement are completed.

        To complete the acquisition, which is dependent in part on settlement of Rowen's outstanding debts of approximately $8.5 million, the Company has entered into a Consulting Agreement with Alvaro Romero Wendlandt (Wendlandt), former owner and shareholder in Rowen. Pursuant to the Consulting Agreement, the Company has engaged Wendlandt to negotiate full and complete settlement of all of Rowen's bankruptcy debts for an amount not to exceed $7 million. Of this amount, and subject to shareholder approval, the Company will pay Rowen's creditors up to $4 million in cash and a fee to Wendlandt of up to $3 million in Company stock. In the event Wendlandt negotiates settlement with Rowen creditors for less than $4 million, his fee will be increased by the amount of the difference. Conversely, in the event Wendlandt negotiates settlement for an amount greater than $4 million, but less than $7 million, his fee in Company stock will be reduced by the difference.

        During the year ended July 31, 1998, Rowen processed and packed all of the Company's tuna production pursuant to a Toll Packing Agreement and the Company invested $918,617 in plant equipment. The Company's ability to acquire the Mexican tuna packing plant currently in bankruptcy is dependent upon both settlement of existing creditor claims and its obtaining sufficient financing or capital to meet settlement obligations. Should the Company or its agent be unsuccessful in either of these endeavors, the Company's ability to continue to process and pack tuna production through the existing Mexican facility as well as to realize the benefits of currently capitalized assets is uncertain.

        Management believes that once the acquisition of the Rowen plant is complete, no significant additional costs will be required for plant improvements, equipment purchases, or other items to continue operations.

14
-------------------------------------------------------------------------------

                                                INTEGRATED FOOD RESOURCES, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                  JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 10   -  ACQUISITION OF LAND IN THE REPUBLIC OF GUINEA

        On July 25, 1998, the Company and the Republic of Guinea (the Republic) entered into an agreement whereby the Republic deeded to the Company 14,000 hectares (approx. 35,000 acres) of prime agricultural and aquaculture land along its coastline. The parcels of land which constitute the 14,000 hectares are spread throughout the coastal region of the Republic and are not contiguous. The land is best suited for shrimp farming, rice farming and/or tropical fruit production. In addition, it is anticipated that a small portion of the land will be used to construct a tuna processing facility. The land, with an appraised value of $74,498,400, is owned by the Company free of encumbrances and obligations. The Company intends to establish farming projects on the property during 1999 and anticipates it will fund these projects through the issuance of additional debt or capital. The value of the foreign land deeded to the Company has been recorded at fair market value as land held for future development and as contributed capital, net of applicable taxes.

        With the acquisition of additional capital and/or debt financing, the Company expects to create viable commercial farming operations that will maximize land use in phased-in farming projects. However, the Company's ability to develop the property for its intended use and to create viable commercial operations is dependent upon the acquisition of additional capital and/or debt financing. Further, although the Republic has no right to repatriate the land if the Company is unable to fulfill its development commitments, this potential risk and uncertainty may only be mitigated by the Company acquiring country risk insurance through the OPIC (a division of Exim Bank), which the Company has not obtained as of July 31, 1998.

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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
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NOTE 11   -  BUSINESS SEGMENTS

        The Company operates in two business segments: food processing and Internet access services. The food processing segment harvests, processes, and distributes food products to private label customers nationwide. The Internet access services segment provides wireless Internet access services to customers domestically. The following table discloses these business segments.


                                                                 INTERNET
                                           SEAFOOD                ACCESS
                                         PROCESSING              SERVICES            CONSOLIDATED
                                        ------------           ------------          ------------
          Operating income              $ (2,451,808)          $          -          $ (2,451,808)
          Identifiable assets           $ 80,609,118           $    539,088          $ 81,148,206
          Capital expenditures          $    997,262           $    108,703          $  1,105,965
          Depreciation                  $     36,757           $          -          $     36,757

NOTE 12   -  LIQUIDITY AND FUTURE OPERATIONS

        As of July 31, 1998, the Company had current liabilities in excess of current assets in the amount of $3,628,870, primarily as the result of operating losses incurred during the year ended July 31, 1998, and requirement to fund long-term capital expenditures. However, the Company has reached agreements with its primary related-party creditors (see Notes 3 and 7) to defer, if necessary, demand for repayment until at least August 1999, while the Company seeks other financing sources. At July 31, 1998, the Company did not have any commitments from third parties to provide significant short-term or long-term funding.

        Management believes the fiscal 1998 operating loss was primarily attributable to the start-up of operations and unusual weather patterns which affected the worldwide volume of tuna processed and created adverse price conditions.


16
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

                                                INTEGRATED FOOD RESOURCES, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                  JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 12   -  LIQUIDITY AND FUTURE OPERATIONS - (continued)

        Management believes most conditions that required the use of cash in fiscal 1998 have been modified for 1999 and that completion of the acquisition of the plant in Mexico and commencement of operations in the Republic of Guinea have the ability to create positive cash flow in future periods and to assist in the Company obtaining the necessary short-term and long-term funding for future operations. However, a detailed operating plan has not yet been developed for the Republic of Guinea operations; there remain uncertainties regarding the acquisition of the Mexico plant; and, there is no assurance that the Company will obtain necessary short-term or long-term financing, although subsequent to July 31, 1998, financing alternatives were under review by several financial institutions.







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